Exhibit (a)(5)(ii)

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Scott Tagliarino

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ELLIOTT REAFFIRMS OFFER TO ACQUIRE PACKETEER, SENDS MERGER AGREEMENT TO SEEK CONSENSUAL TRANSACTION

Disappointed by Company’s Decision to Reject Offer and Institute Poison Pill

NEW YORK (April 2, 2008) – Elliott Associates, L.P. (together with funds under common management), a major, long-term shareholder of Packeteer, Inc. (NASDAQ: PKTR), today sent the following letter to the Board of Directors of the company:

April 2, 2008

The Board of Directors

Packeteer, Inc.

10201 North De Anza Blvd.

Cupertino, CA 95014-2028

Dear Members of the Board of Directors:

We are writing to you on behalf of Elliott Associates, L.P. and Elliott International, L.P., which collectively own 9.8% of the common stock of Packeteer, Inc. On March 20, 2008, we commenced a tender offer to acquire all of the outstanding shares of Common Stock of Packeteer for $5.50 per share.

We were extremely disappointed to have read in your press release and Schedule 14D-9 filed April 1, 2008 that you have advised shareholders to reject our offer and that you have instituted a poison pill.

Our offer provides shareholders with quantifiable, certain value that can be realized in an extremely short timeframe. As we informed you weeks ago, we were -- and remain -- prepared to negotiate a consensual transaction on customary terms immediately. To this end, we sent your counsel a merger agreement yesterday.

You described our offer as coercive and illusory. This description is disingenuous at best. Our offer and the transaction set forth in the draft merger agreement we sent to you provides a level of certainty far in excess of the alternatives you described to your shareholders, which alternatives consist only of:

•	a sale of the company or business combination transaction which you acknowledge are only “potentially attractive” and which your Board has not yet determined whether to pursue; or
•

pursuing your newly devised operating plan, which you refer to as being able to deliver “materially higher numbers than are anticipated by Wall Street consensus estimates,” without any explanation of how this is to be achieved.

These nebulous alternatives of a potential sale or the promise of improved operating performance contrast sharply with the speed and surety of our offer.

We reiterate that we stand behind our offer to acquire the company and look forward to hearing from you soon.

Sincerely,

/s/ Jesse A. Cohn

Jesse A. Cohn

About Elliott Associates

Elliott Associates, L.P. and its sister fund, Elliott International, L.P. have more than $10 billion of capital under management. Founded in 1977, Elliott is one of the oldest hedge funds under continuous management. The Elliott funds’ investors include large institutions, high-net-worth individuals and families, and employees of the firm.

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